Exhibit 99.2

Management’s Discussion and Analysis

FOR THE YEAR ENDED JUNE 30, 2021

STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

introduction

The following management’s discussion and analysis (“MD&A”) for Standard Lithium Ltd. was prepared by management based on information available as at October 21, 2021 and it should be reviewed in conjunction with the audited consolidated financial statements and related notes thereto of the Company for the year ended June 30, 2021. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures are expressed in Canandian dollars unless otherwise stated. These documents and additional information on the corporation are available on SEDAR at www.sedar.com.

As used in this MD&A, the terms “Standard Lithium” and “the Company” mean Standard Lithium Ltd., unless the context clearly requires otherwise.

Forward-Looking Statements

Except for statements of historical fact, this MD&A contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). The statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration and development programs, commercial opportunities for lithium products, expected results of exploration, accuracy of mineral or resource exploration activity, accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates, whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto, budget estimates and expected expenditures by the Company on its properties, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, payments and share issuances pursuant to property agreements, fluctuations in the market for lithium and its derivatives, expected timing of the expenditures, performance of the Company’s business and operations, changes in exploration costs and government regulation in Canada and the United States, competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel, changes in commodity prices and exchange rates, currency and interest rate fluctuations, the Company’s funding requirements and ability to raise capital, expectations and anticipated impact of the COVID-19 outbreak, including with regard to the health and safety of the Company’s workforce, COVID-19 protocols and their efficacy and impacts on timelines and budgets, and other factors or information.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; anticipated timing and results of operation and development; and the impact of COVID-19 on the Company and its business. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; the development of the COVID-19 global pandemic; changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in the Annual Information Form prepared by the Company for the year ended June 30, 2021.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

summary of Standard lithium’s business

Standard Lithium Ltd. (“Standard”, the “Company” or “SLI”) was incorporated under the laws of the Province of British Columbia on August 14, 1998. At its annual general meeting held on November 3, 2016, the shareholders of the Company approved the change of name of the Company to “Standard Lithium Ltd.” and to the continuance of the Company from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act. The shareholders also approved the consolidation of the Company’s common shares on the basis of one post-consolidation share for five pre-consolidation shares. All common share and per common share amounts in this report have been retroactively restated to reflect the share consolidation.

The Company’s common shares are listed on the TSX Venture Exchange (the “TSXV”) and the NYSE American Stock Exchange under the symbol “SLI”, and the Frankfurt Stock Exchange under the symbol “S5L”. The Company’s head office is located at 375 Water Street, Suite 110, Vancouver, British Columbia, V6B 5C6 Canada.

The Company is focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States utilizing proprietary Direct Lithium Extraction (“DLE”) and purification technologies. The Company has developed a suite of Intellectual Property (“IP”) related to novel technologies that can be deployed to either selectively extract lithium from brine or convert and purify intermediate lithium chemicals to higher purity materials.

This IP suite is protected by a series of patent applications, and where the underlying inventor is an associate of, or consultant to Standard, exclusive rights or sole-licensing agreements are in place to allow Standard unfettered access to the patent(s) and associated know-how.

The Company has also either directly secured brine leases from public lands or private landowners, or has partnered, in a variety of commercial relationships, with existing brine resource holders in Arkansas and California.

The Company’s immediate attention is on advancing its south Arkansas lithium project towards commercial production. The company also has an early stage lithium brine project in the Mojave Desert in California

Historical information relating to the formation of the various land packages and commercial agreements are available under the Company’s SEDAR profile.

Arkansas Lithium

The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of commercial viability of lithium extraction from over 150,000 acres of permitted brine operations (the “LANXESS Property”). The Company has commissioned its first industrial-scale direct lithium extraction demonstration plant (the “Demonstration Plant”) at LANXESS’ (as defined herein) south plant facility connected to existing LANXESS infrastructure. The Demonstration Plant utilizes the company’s proprietary LiSTR technology to selectively extract lithium from brine that is a byproduct of existing bromine production facilities run by LANXESS. The LiSTR process uses a stable/fine-grained solid ceramic adsorbent material with a crystal lattice that under certain PH conditions is capable of selectively pulling lithium ions from brine and releasing lithium for recovery. The ceramic adsorbent material is loaded with lithium in stirred tank reactors containing the brine. The Li-extraction process takes advantage of the fact that the brine is hot, approximately 70°C. This means that no additional energy is required and the reaction kinetics for adsorption are ideal. In the second step, the loaded adsorbent releases the Li ions for recovery. The LiSTR process is capable of producing a high-purity lithium chloride (LiCl) solution for further processing into battery-quality lithium carbonate. The Demonstration Plant is being used for proof-of-concept and commercial feasibility studies. The Company is also pursuing the resource development of over 27,000 acres of separate brine leases and deeds located in southwestern Arkansas (the “South-West Arkansas Lithium Project”, and together with the LANXESS Property, the “Arkansas Lithium Project”).

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

lanxess project

On May 9, 2018 the Company announced the signing of a MOU with global specialty chemicals company LANXESS Corporation (“LANXESS”) and its US affiliate Great Lakes Chemical Corporation, with the purpose of testing and proving the commercial viability of extraction of lithium from brine (“tail-brine”) that is produced as part of LANXESS’ bromine extraction business at its three Southern Arkansas facilities.

The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products that may be extracted from tail-brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. Standard Lithium paid an initial US$3,000,000 reservation fee to LANXESS allowing the Company to; locate and interconnect a lithium extraction demonstration plant at one of LANXESS processing facilities in south Arkansas, secure access to tail-brine produced as part of LANXESS bromine extraction business, cooperate with LANXESS as may be required to operate the demonstration plant with additional fees and obligations due from the Company to LANXESS in the future subject to certain conditions.

In addition, on November 9, 2018, the Company signed the LANXESS JV Term Sheet for a contemplated joint venture to coordinate in the commercial development of lithium extracted from the Smackover Formation in Southern Arkansas. Under the proposed terms of the joint venture, LANXESS would contribute lithium extraction rights and grant access to its existing infrastructure to the joint venture, and Standard Lithium would contribute existing rights and leases held in the Smackover Formation and the pilot plant being developed on the property, as well as its proprietary extraction processes including all relevant intellectual property rights.

Upon proof of concept, LANXESS is prepared to provide funding to the joint venture to allow for the commercial development of the future commercial project. It is anticipated that the joint venture will include options for Standard Lithium to participate in project funding on similar terms.

The final terms of the joint venture and any funding arrangement remain subject to completion of due diligence, technical proof of concept, normal economic viability studies to confirm the technical feasibility and economic viability of the project, and the negotiation of definitive agreements between the parties.

The Company has issued two technical reports for the LANXESS Project. The first Resource Report was filed on the Company’s SEDAR profile on November 19, 2018 and comprised an Inferred Resource estimate for lithium contained in brine underlying the LANXESS Property (19th Nov 2018 Inferred Resource report). The second report was a Preliminary Economic Assessment (PEA), filed on August 1, 2019 (link to PEA on SLL's SEDAR page). The PEA comprised an upgraded Indicated Resource estimate for the property, as well as preliminary capital and operational costing and project economics for a proposed commercial plant at the property. All information contained within the PEA superseded that which had been previously reported for the LANXESS Project.

As described above, on August 1 2019, the Company issued the Preliminary Economic Assessment (PEA) for the LANXESS Property and the Executive Summary of this is provided below. The full report is available under the Company’s SEDAR profile.

Property Location and Description

The LANXESS Property is located south and west of the City of El Dorado in Union County, AR, U.S.A. The southern and western edges of the Property border the State of Louisiana (LA) and Columbia County, respectively. The Property encompasses Townships 16-19 South, and Ranges 15-18, West of the 5th Meridian (W5M). The Property centre is at UTM 520600 Easting, 3670000 Northing, Zone 15N, NAD83.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

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Ownership and History

The LANXESS Property is presently owned by LANXESS Aktiengesellschaft (LANXESS), a specialty chemicals company based in Cologne, Germany. Presently, LANXESS is listed in the Dow Jones Sustainability Index and FTSE4Good Index. LANXESS owns 100% of the brine leases and brine rights on their properties, either by an executed brine lease or by operation of law, as a result of unitization by the AOGC. The land package consists of 150,081.81 acres that cover over 607 km2. Of the total land package, 142,881.81 acres are ‘Unitized’ and approximately 7,200 acres occur outside the Unit boundaries (Non-Unitized).

Each Unit (South, Central and West) has their own brine supply wells, pipeline network and bromine processing (separation) infrastructure. The facilities and their locations, which are 100% owned and operated by Great Lakes Chemical Corporation, a wholly-owned subsidiary of LANXESS, are as follows:

South Unit (South Plant): 324 Southfield Cutoff, El Dorado, AR 71730;

Central Unit (Central Plant): 2226 Haynesville Highway (HWY 15S), El Dorado, AR 71731; and

West Unit (West Plant): 5821 Shuler Road, Magnolia, AR 71731.

Geology and Mineralization

The authors have reclassified the LANXESS Li-Brine Resource from an Inferred Mineral Resource to an Indicated Mineral Resource in the current Technical Report. The average lithium concentration used in the resource calculation is 168 mg/L Li. Resources have been estimated using a cut-off grade of 100 mg/L lithium. The total Indicated LANXESS Li-Brine Resource for the South, Central and West brine units is estimated at 590,000 tonnes of elemental Li. The total lithium carbonate equivalent (LCE) for the main resource is 3,140,000 tonnes LCE. With a planned level of production of 20,900 tonnes per year (tpy) of LCE, the resources will exceed the planned 25 years of operation by a significant margin. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all, or any part, of the mineral resource will be converted into a mineral reserve.

Recovery Method and Mineral Processing

Standard Lithium’s objective is to produce battery-grade lithium carbonate from the tail-brine that exits the LANXESS bromine extraction operations. There are three (3) bromine extraction operations that will be used for lithium extraction (South, Central and West). Each facility will have its own primary lithium chloride extraction plant, which will produce purified and concentrated lithium chloride solutions. These solutions will be conveyed, via pipelines, to one location (Central Plant) for further processing to the final product - lithium carbonate. The total lithium carbonate production is 20,900 tpy. The final product lithium recovery is about 90%. The production process parameters are supported by bench scale metallurgical testing and mini-pilot plant testing program results.

CAPEX

Capital expenditures are based on an operating capacity of 20,900 tpy of battery grade lithium carbonate. Capital equipment costs have been obtained from in-house data and solicited budget price information. The estimate is compliant to the AACE International Class 5 standard. The accuracy of this estimate is expected to be within a -30% / +50% range.

The production process parameters are supported by bench scale metallurgical testing and mini-pilot plant testing program results.

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CAPEX Summary

Stage of Development	Description	Cost (US$)
Phase 1	South Lithium Chloride Plant	106,886,000
	Central Lithium Carbonate Plant – Train № 1	27,711,000
	Pipelines	2,340,000
	Contingency 25%	34,234,000
	Phase 1 Subtotal	171,171,000
Phase 2	West Lithium Chloride Plant	99,393,000
	Central Lithium Carbonate Plant – Train № 2	25,769,000
	Pipelines	3,780,000
	Contingency 25%	32,236,000
	Phase 2 Subtotal	161,178,000
Phase 3	Central Lithium Chloride Plant	66,589,000
	Central Lithium Carbonate Plant – Train № 3	17,261,000
	Contingency 25%	20,963,000
	Phase 3 Subtotal	104,813,000
	CAPEX TOTAL	437,162,000

OPEX

Operating expenditures are based on a phased development with an increasing lithium carbonate production capacity: Phase 1: 9,700 tpy, Phase 2: 8,200 tpy, Phase 3: 3,000 tpy. The OPEX summary (rounded to ‘000) is presented in the table below.

Annual Operating Cost Summary

Description	Phase 1 (US$)	Phase 2 (US$)	Phase 3 (US$)
Manpower	3,745,000	5,680,000	6,710,000
Electrical Power	4,040,000	7,306,000	9,097,000
Reagents & Consumables	30,138,000	55,615,000	64,936,000
Water	496,000	916,000	1,070,000
Natural Gas	582,000	1,074,000	1,254,000
Miscellaneous Direct Expenditures	605,000	1,098,000	1,299,000
Sustaining Capital Cost	1,199,000	2,314,000	3,061,000
Brine Transportation	48,000	123,000	123,000
Land lease	100,000	200,000	300,000
Subtotal	40,953,000	74,326,000	87,849,000
Indirect Operational Expenditures	1,009,000	1,901,000	2,410,000
TOTAL	41,962,000	76,227,000	90,259,000

Note: OPEX per one metric tonne of production is US$4,319.

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Economic Analysis

The project economics assumed a three-year rolling average price of US$13,550/t for the lithium carbonate product. The results for IRR and NPV from the assumed CAPEX, OPEX and price scenario at full production, are presented in the table below.

Economic Evaluation - Case 1 (Base Case) Summary

Overview	Units	Values	Comments
Production	tpy	20,900	At completion of Phase 3 production
Plant Operation	years	25	From the start of Phase 1 production
Capital Cost (CAPEX)	US$	437,162,000
Annual Operating Cost (OPEX)	US$	90,259,000	At completion of Phase 3 production
Average Selling Price	US$/t	13,550
Annual Revenue	US$	283,195,000
Discount Rate	%	8
Net Present Value (NPV) Post-Tax	US$	989,432,000
Net Present Value (NPV) Pre-Tax	US$	1,304,766,000
Internal Rate of Return (IRR) Post-Tax	%	36.0
Internal Rate of Return (IRR) Pre-Tax %	%	41.8

Conclusions

▪	The total Indicated LANXESS Li-Brine Resource is estimated at 3,140,000 tonnes of LCE. The volume of resources will allow the lithium bearing brine extraction operations to continue well beyond the currently assumed 25 years.
▪	The results of the geological evaluation and resource estimates for the Preliminary Economic Assessment of LANXESS Smackover Project justifies development of the project to further evaluate the feasibility of production of lithium carbonate.
▪	The experience gained from the long-term operations of the brine extraction and processing facilities on the LANXESS controlled properties decreases the risk related to sustainability of the brine extraction from the Smackover Formation.
▪	The well-developed infrastructure and availability of a qualified work force will decrease the risks related to construction, and commissioning and operating of the lithium extraction and lithium carbonate processing plants.
▪	The results of the bench scale testing and mini-plant process testing program increase the level of confidence in the key parameters for the operating cost estimate.
▪	Improvements made to process efficiency, particularly the reduction of reagents and chemicals consumption, will improve the economics of the Project.
▪	The discounted cash flow economic analysis, at a discount rate of 8%, indicates that the Project is economically viable under the base case conditions. The key economic indicators, NPV = US$989,432,000 (post-tax) and IRR = 36% (post-tax), are very positive.

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Recommendations

▪	The LANXESS Li-brine resource estimate should be upgraded from the current classification of “Indicated” to “Measured”, as classified according to CIM (2014) definition standards.
▪	The sampling and testing program should be continued to allow for the most updated calculation of the lithium concentration to be used in the resource estimate calculation.
▪	The testing program should address the opportunities to reduce the usage of reagents for production of lithium chloride to lower the operating cost.
▪	The large Demonstration Plant scheduled for deployment in late-2019 at the South Plant should be used to collect as much data as possible to inform the next phases of study.
▪	Complete an evaluation of the SiFT process to produce battery quality lithium carbonate vs. the traditional OEM process used in this PEA.
▪	On completion of the PEA, the project should progress to a NI 43-101 compliant PFS.

LANXESS Project – Current Status

During 2019, the Company designed and constructed a modular demonstration-scale lithium extraction plant in Ontario, Canada. This Demonstration Plant was mobilized and transported to LANXESS’ operational brine processing facility at their South Plant. The initial installation of the plant was completed in mid-October 2019, a semi-permanent structure to enclose the plant and ancillary laboratory, office and control room were installed by December 2019, and all utility and service connections were completed by the end of January 2020. In mid-May 2020 the Company announced the completion of the commission phase of the Demonstration Plant. The Demonstration Plant is designed to continuously process an input tail brine flow of 50 gallons per minute (gpm; or 11.4 m3/hr) from the LANXESS South Plant, which is equivalent to an annual production of between 100-150 tonnes per annum of Lithium Carbonate. The highly automated, three-story demonstration plant includes an integrated office and control room, as well as a full, process-specific analytical laboratory.

On September 9, 2020 the Company shipped a large volume of lithium chloride solution product from the Arkansas Demonstration Plant for final conversion to lithium carbonate.  The Company shipped an initial total volume of 20,000 liters of lithium chloride product for conversion to battery quality lithium carbonate using: (1) a third-party OEM/vendor in Plainfield, Illinois for lithium carbonate conversion using a conventional process; and (2) Saltworks Technologies Inc. in Richmond, B.C. to continue work currently underway using the Company’s proprietary SiFT crystallization process.

The Company’s industrial-scale lithium carbonate SiFT crystallization pilot plant, operated successfully in Richmond, BC from mid-July 2020 until June 2021 (when it was relocated to Arkansas). Initially, the SiFT plant used a lithium chloride solution that was produced in 2019 by the Company’s mini-pilot DLE plant (note, this lithium chloride solution was produced from Arkansas brine). Additional bulk volumes of polished lithium chloride product were shipped from Arkansas to BC and successfully converted to battery quality lithium carbonate. In the summer of 2021 the SiFT Plant was relocated from BC to the main project location at the LANXESS South Plant, immediately adjacent to, and connected to the Company’s LiSTR Demonstration Plant.

On March 1, 2021 the Company announced that it has completed the conversion of its Arkansas-produced lithium chloride into 99.985% pure lithium carbonate using original equipment manufacturer (OEM) technology. The work was completed by Veolia Water Technologies at their facility in Plainfield, Illinois, and demonstrates that the lithium chloride intermediate product produced by Standard Lithium’s industrial-scale LiSTR direct lithium extraction (DLE) plant in Arkansas can be converted into better than battery-quality lithium carbonate using established OEM carbonation technology.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

Southwest arkansas project (Formerly KNOWN AS TETRA PROject)

On December 29, 2017, the Company entered into an Option Agreement with Tetra Technologies Inc. to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,000+ net brine acres of leases located in Columbia and Lafayette Counties, Arkansas.

The lease area has been historically drilled for oil and gas exploration, and approximately 256 exploration and production wells have been completed in the Smackover Formation in or immediately adjacent to the Southwest Arkansas Project. All of these 256 wells have geological logs, and all can be used to constrain the top of the Smackover Formation brine-bearing zone. In addition, a subset of 30 wells has full core reports that provide detailed data, and downhole geophysical logs that include formation resistivity and porosity data.

On August 28, 2018 The Company announced analysis from four brine samples recovered from two existing wells in the project area showed lithium concentrations ranging between 347–461 mg/L lithium, with an average of 450 mg/L lithium in one of the wells, and 350 mg/L in the other. The brines were sampled from preexisting oil and gas wells that had been previously drilled into the Smackover Formation, and were completed at depths of approximately 9,300 ft (2,830 m) below ground level.

Southwest Arkansas Project Inferred Resource – Executive Summary

On February 28 2019, the Company issued an Inferred Resource report for the Southwest Arkansas Project, and the Executive Summary of this is provided below; the full report is available under the Company’s SEDAR profile (See Inferred Resource Report on Company's Sedar page).

The following summary does not purport to be a complete summary of the Southwest Arkansas Project and is subject to all the assumptions, qualifications and procedures set out in the resource report and is qualified in its entirety with reference to the full text of the report.

Southwest Arkansas Lithium Project Inferred Resource Statement

	Upper Smackover Form.		Middle Smackover Formation		Total (and main resource)
Parameter	South Resource Area	North Resource Area	South Resource Area	North Resource Area
Aquifer Volume (km3)	2.49	3.65	0.60	0.93	7.66
Brine Volume (km3)	0.25	0.36	0.06	0.09	0.76
Average lithium concentration (mg/L)	399	160	399	160	199
Average Porosity	10.1%	10.1%	10.3%	10.3%	10.1%
Total Li resource (as metal) metric tonnes (see notes [4] & [5] below)	78,000	44,000	18,000	11,000	151,000
Total LCE resource (metric tonnes) (see notes [4] & [5] below)	413,000	233,000	98,000	59,000	802,000

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Notes:

[1]       Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into a mineral reserve.

[2]       Numbers may not add up due to rounding.

[3]       The resource estimate was completed and reported using a cut-off of 50 mg/L lithium.

[4]       The resource estimate was developed and classified in accordance with guidelines established by the Canadian Institute of Mining and Metallurgy. The associated Resource Report was completed in accordance with the Canadian Securities Administration’s National Instrument 43-101 and all associated documents and amendments. As per these guidelines, the resource was estimated in terms of metallic (or elemental) lithium.

[5]       In order to describe the resource in terms of ‘industry standard’ lithium carbonate equivalent, a conversion factor of 5.323 was used to convert elemental lithium to LCE.

The Southwest Arkansas Project Inferred Resource, as reported, is contained within the Upper and Middle facies of the Smackover Formation, a Late Jurassic oolitic limestone aquifer system that underlies the entire project. This brine resource is in an area where there is localised oil and gas production, and where brine is produced as a waste by-product of hydrocarbon extraction. The data used to estimate and model the resource were gathered from active and abandoned oil and gas production wells on or adjacent to the Property.

The resource underlies a total of 802 separate brine leases and eight brine mineral deeds which form a patchwork across Columbia and Lafayette Counties in south-western Arkansas. The Property consists of 11,033 net hectares (27,262 net acres) leased by TETRA, and the resource estimate was only modelled for that footprint.

The resource area is split into the northern and southern resource zones, where a fault system is interpreted to act as a divide between the two areas (although there is hydrogeological continuity in the resource zone across the fault system). In general, the Upper and Middle Smackover formations are slightly thinner, with lower lithium grades in the northern zone, and slightly thicker with higher lithium grades in the southern zone. The depth, shape, thickness and lateral extent of the Smackover Formation were mapped out in a 3D model using the following data:

•	2,444 wells drilled into the subsurface in the general TETRA Property area. Of these, 2,041 wells were deep enough (2,135 m, or 7,000 feet) to penetrate the Upper Smackover Formation;
•	104 wells had electric logs available within the TETRA Property that included the top of the Upper Smackover Formation;
•	32 wells had electric logs available within the TETRA Property that included the base of the Upper Smackover Formation; and,
•	19 wells had electric logs available within the TETRA Property that included the base of the Middle Smackover Formation.

In addition, hardcopy prints of 20 proprietary regional seismic lines totaling over 200 line-km (over 125 line-miles) were procured, scanned, rasterized and loaded into Kingdom® seismic and geological interpretation software.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

Southwest arkansas project - CONTINUED

The porosity and permeability data used to characterize the Smackover Formation hydrological model included:

•	Historical effective porosity measurements of more than 1,935 Smackover Formation core samples that yielded an average effective porosity of 14.3%;
•	Historical permeability data that vary from <0.01 to >5,000 millidarcies (mD) with an average of 338 mD;
•	515 core plug samples from oil and gas wells within the Upper and Middle Smackover Formations at the TETRA Property were analysed for permeability and porosity and yielded an overall average permeability of 53.3 mD and a total porosity of 10.2%; and,
•	3,194 Smackover Formation total porosity values based on LAS density/porosity logs from 29 wells within, and/or adjacent to, the TETRA Property that have an average total porosity of 9.2%.

With respect to the resource estimation, a statistical review of the capped and declustered effective porosity measurements collected within the Upper and Middle Smackover formations resulted in average porosity values of 10.1% and 10.3% for the Upper and Middle Smackover formations, respectively.

Representative in-situ brine geochemistry was assessed using eight lithium brine samples taken from wells re-entered by Standard Lithium in 2018, and was supplemented by four historical samples. These data yielded an average lithium grade of 160 mg/L in the northern resource zone and 399 mg/L in the southern resource zone. Sample quality assurance and quality control was maintained throughout by use of sample blanks, duplicates and standard ‘spikes’, and by using an accredited, independent laboratory, with a long history of analysing very high salinity lithium brines.

Resource Estimation Methodology

The resource estimate was completed by Independent qualified person (QP) Mr. Roy Eccles M.Sc. P. Geol. of APEX Geoscience Ltd., assisted by other Independent QP’s; Dr. Ron Molnar Ph.D. P. Eng. of METNETH2O, and Mr. Kaush Rakhit M.Sc. P. Geol. of Canadian Discovery Ltd (hydrogeology). The resource estimate of the lithium brine at the Southwest Arkansas Project is classified as an “Inferred” Mineral Resource and was developed and classified in accordance with guidelines established by the Canadian Institute of Mining and Metallurgy. The associated technical report was completed in accordance with the Canadian Securities Administration’s National Instrument 43-101 and all associated documents and amendments.

Future Target for Exploration

A Future Target for Exploration (FTE) was also developed which considered the additional resource which may be present if the lease areas were ‘filled-in’ and the total footprint of the Tetra Project were unitised as a brine-production unit in the future; this FTE considered that an additional 86,000 to 160,000 tonnes LCE may be present under the total Project footprint if unitisation were applied for and approved. The potential quantity and grade of the FTE is conceptual in nature. It is uncertain if Standard Lithium will acquire the leases being delineated as a future target of exploration and it is uncertain if a mineral resource estimate including the leases in question will ever be delineated.

Southwest Arkansas Project – Current Status

On October 12, 2021, the Company announced the positive results of a Preliminary Economic Assessment and update of the inferred mineral resource at the Southwest Arkansas Project. Additionally, the Company’s project partner Tetra Technologies, has been involved in renewal of brine leases across the Project, where appropriate.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

california Lithium

The Company also has a lithium brine development project in the Mojave Desert region of California. This project consists of approximately 48,000 acres of mixed private, patented and placer claim land in the Bristol Dry Lake and Cadiz Dry Lake basins (collectively known as The Bristol Dry Lake Project). The Bristol Dry Lake Project is located in San Bernardino County, CA approximately 150 miles east-northeast of Los Angeles. The Company has rights and access to four sets of placer mining claims (and some patented claims) which are mostly situated on Federal lands controlled by the Bureau of Land Management (BLM). The Bristol Lake playa is a flat, dry salt lake in the Mojave Desert that occupies approximately 155 sq. km in a 2,000 sq. km arid drainage basin. There are two established brine producers in the basin and 100+ years of industrial mineral production (salts and brines) from the below-surface brine deposits.

The land package consists of:

•	Option purchase agreement with Nevada Alaska Mining Inc.;
•	Property lease agreement with National Chloride; and,
•	A License, exploration and operation agreement with TETRA Technologies.

Details regarding the various commercial agreements with these companies and the Company’s ongoing commitments can be found in previous versions of the Company’s MD&A.

Some limited investigation and processing works have been completed at the Bristol Dry Lake Project, consisting of geophysical surveys, drilling and sampling, test-pitting and sampling, completion of evaporation pond performance testing and other water level surveys. As of the time of writing of this document, these data have not been integrated into a technical report for the Project, however it is the Company’s intention to complete any necessary investigation works and deliver a technical report in the future.

QA/QC

Steve Ross, P.Geol., a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure in this MD&A.

2. highlights for the YEAR ended JUNE 30, 2021

An AIF for the Fiscal Year 2020 (ended on June 30, 2020) was issued and refiled by the Company on November 27, 2020 and can be viewed in its entirety under the Company’s SEDAR profile.

In May 2021, the Company engaged NORAM Engineering and Constructors Ltd. as the lead consultant to prepare and coordinate the PEA on its Southwest Arkansas project.

On June 10, 2021, LANXESS Corporation opted for early conversion of the loan and the Company issued 6,251,250 common shares and issued 3,125,625 warrants with an exercise price of $1.20 per warrant and expiring on June 10, 2024.

On July 13, 2021, the Company began trading on the NYSE American Exchange (“NYSE AMEX”) under the symbol “SLI”. The Company concurrently changed the trading symbol on the TSX Venture Exchange to “SLI.V”.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

Share Issuances

On December 18, 2020, the Company closed a prospectus financing of 15,697,500 common shares at a price of $2.20 for aggregate gross proceeds of $34,534,500. The Company incurred $2,666,812 of share issuance costs related to the financing.

On June 10, 2021, the Company issued 6,251,500 common shares to LANXESS Corporation upon the conversion of the convertible loan.

During the year ended June 30, 2021, the Company issued 11,245,133 common shares for proceeds of $10,190,569 upon the exercise of warrants with $39,000 receivable as of this date.

During the year ended June 30, 2021, the Company issued a total of 1,375,000 common shares for the exercise of stock options. The Company received proceeds of $1,241,500 and transferred $981,261 from reserves to share capital upon exercise.

During the year ended June 30, 2021, the Company issued 1,100,000 common shares with a fair value of $3,411,000 related to property agreements.

Subsequent to June 30, 2021, the Company issued 3,949,045 common shares upon the exercise of warrants for proceeds of $4,190,316 and issued 434,745 common shares with a fair value of $441,961 upon the exercise of stock options.

Stock Option Grants

On August 9, 2020, the Company extended the expiration date of 435,784 stock options issued to consultants from August 9, 2020 to August 9, 2021. The exercise price of the options remains $1.02 per option.

On January 18, 2021, the Company granted 1,200,000 stock options to directors and officers of the Company at a price of $3.39 for a period of 5 years. All of the stock options vested at grant.

On April 13, 2021, the Company granted 400,000 stock options to consultants of the Company with an exercise price of $3.43 for a period of 3 years. The stock options vested 25% at grant, 25% on July 13, 2021, 25% on October 13, 2021 and 25% on January 13, 2022.

On July 20, 2021, the Company granted 200,000 stock options to a director of the Company with an exercise price of $6.08 for a period of 5 years. All the stock options vested at grant.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

3. selected annual financial information

The following table contains a summary of the Company’s financial results as reported under IFRS:

	June 30, 2021 $	June 30, 2020 $	June 30, 2019 $
Total revenue	-	-	-
Total assets	74,075,708	57,761,812	44,391,331
Working capital surplus (deficiency)	25,969,236	(2,605,318)	1,578,892
Total non-current financial liabilities	123,940	5,091,780	398,453
Net loss	25,434,376	9,527,368	8,578,841
Net loss per share	0.21	0.11	0.11

Results of Operations

Three months ended June 30, 2021 compared to the three months ended June 30, 2020:

The Company incurred a net loss of $7,080,345 for the quarter ended June 30, 2021 (“Q4-2021”) compared to a net loss of $4,468,997 for the quarter ended June 30, 2020 (“Q4-2020”). The primary reason for the increase in loss was costs related to the operation of the pilot plant, amortisation of the pilot plant and share-based payments. These increased costs were offset by a decreased gain on foreign exchange as compared to the same period last year. Consulting fees were higher when comparing quarter to quarter. Management fees incurred during Q4-2021 of $332,752 were higher than fees incurred during Q4-2020 due to increases to contracts in 2021. Professional Fees of $359,938 were higher than fees of $144,764 during Q4-2020. This is mainly due to higher legal and audit fees incurred during the period. Filing and transfer agent fees of $40,264 were higher than fees of $27,396 during Q4-2020. The increase is related to the volume of warrant exercises and sustaining fees for the NASDAQ exchange. Office and administration cost of $200,484 were higher than the costs of $57,759 incurred during the comparative quarter due to higher insurance costs and costs related to the set-up of the corporate office in Vancouver. Advertising and investor relations costs incurred during Q4-2021 of $135,763 were higher than costs incurred during Q4-2020 of $39,914 due to the purchasing of ads. Travel costs of $26,016 incurred during Q4-2021 was higher than costs of $11,925 incurred during Q4-2020 due to the restriction of travel abroad and to the United States being loosened and a trip made by management to the project in AR. The share-based compensation during the period was $459,583 as compared to $320,917 recognized in Q4-2020 as share-based compensation. The Company incurred $194,903 of cost associated with a preliminary economic assessment during Q4-2021 with $nil incurred during Q4-2020. The updated PEA was released subsequent to the end of June 30, 2021. The company incurred $116,256 of costs related to patent applications as compared to $46,506 of costs incurred during Q4-2020. The increase in fees relates to the advancement of the applications.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

Year ended June 30, 2021 compared to the year ended June 30, 2020:

The Company incurred a net loss of $25,434,376 for the year ended June 30, 2021 (“FY2021”) compared to a net loss of $9,527,368 for the year ended June 30, 2020 (“FY2020”). The primary reason for the increase in loss was amortisation of the pilot plant, amortisation of the intangible asset, costs related to the operation of the pilot plant, increased professional fees, management fees including a bonus paid to directors and officers and increased share-based payments. These increased costs were offset by an increased gain on foreign exchange. Consulting fees increased to $934,479 during FY2021, compared with $687,946 in FY2020 due to the addition of costs related to the engagement of a lobbyist and the addition of strategic advisors. Management fees of $1,526,911 during FY2021 increased from fees of $925,815 incurred during FY2020 mainly due to a one-time bonus paid to directors and officers of $375,000 and a board approved increase in approved management and director’s fees. Professional Fees of $711,741 were higher than fees of $374,815 during FY2020. This is mainly due to higher legal fees and costs associated with a review of Q1-2021 & Q3-2021 incurred during the period. Filing and transfer agent fees of $154,230 were higher than fees of $91,189 during FY2020 mainly due fees related to the NASDAQ listing and the issuance of shares upon the exercise of warrants. Office and administration cost of $574,276 were higher than the costs of $294,438 incurred during the comparative year due to higher insurance costs and costs associated with the relocation of the office in Vancouver. Advertising and investor relations costs of $496,230 were incurred during FY2021 as compared to $302,372 during FY2020 as the Company continues its efforts to raise awareness of the Company to Canadian and US institutional investors. Travel costs of $26,474 incurred during FY2021 was lower than costs of $113,351 incurred during FY2020 due to the restriction of travel abroad and to the United States. The share-based compensation during the year was $4,828,614 as compared to $2,037,564 recognized in FY2020 as share-based compensation. The Company incurred $210,283 of cost associated with a preliminary economic assessment during FY2021 as compared with costs of $88,273 incurred during FY2020. The company incurred $269,765 of costs related to patent applications as compared to $110,158 of costs incurred during FY2020.

Summary of Quarterly Results

The following table presents selected unaudited consolidated financial information for the last eight quarters in accordance with IFRS, stated in Canadian dollars:

Quarter Ended	Total Revenues	Net Income/(Loss)	Earnings/(Loss) Per share
September 30, 2019	$Nil	$(852,917)	$(0.01)
December 31, 2019	$Nil	$(877,831)	$(0.01)
March 31, 2020	$Nil	$(3,327,623)	$(0.04)
June 30, 2020	$Nil	$(4,468,997)	$(0.05)
September 30, 2020	$Nil	$(2,787,507)	$(0.04)
December 31, 2020	$Nil	$(5,764,090)	$(0.05)
March 31, 2021	$Nil	$(9,802,434)	$(0.07)
June 30, 2021	$Nil	$(7,080,345)	$(0.05)

Liquidity and Capital Resources

As of June 30, 2021, the Company had a working capital surplus of $25,969,236 compared to a working capital deficit of $2,605,318 as of June 30, 2020. Cash and cash equivalents at June 30, 2021 totaled $27,988,471 compared to $4,141,494 at June 30, 2020. During the year ended June 30, 2021 the Company had a net cash inflow of $23,846,977.

On December 18, 2020, the Company closed a prospectus financing of 15,697,500 common shares at a price of $2.20 for aggregate gross proceeds of $34,534,500. The Company incurred $2,666,812 of share issuance costs related to the financing.

16

STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

On June 10, 2021, the Company issued 6,251,500 common shares to LANXESS Corporation upon the conversion of the convertible loan.

During the year ended June 30, 2021, the Company issued 11,245,133 common shares for proceeds of $10,190,569 upon the exercise of warrants with $39,000 receivable as of this date.

During the year ended June 30, 2021, the Company issued a total of 1,375,000 common shares for the exercise of stock options. The Company received proceeds of $1,241,500 and reclassified $981,261 from reserves to share capital upon exercise.

During the year ended June 30, 2021, the Company issued 1,100,000 common shares with a value of $3,411,000 related to property agreements.

Subsequent to June 30, 2021, the Company issued 3,949,045 common shares upon the exercise of warrants for proceeds of $4,190,316 and issued 434,745 common shares with a fair value of $441,961 upon the exercise of stock options.

Management has determined that the cash resources will be sufficient to continue operations in the short term and additional funding will be required to sustain the Company’s ongoing operations. As a result, the Company will continue to attempt to raise funds through equity or debt financing to meet its on-going obligations. There can be no certainty that such additional funds may be raised when required.

Transactions with Related Parties

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	June 30, 2021	June 30, 2020
Non-Executive Chair of the Board due to Paloduro Investments Inc.	$81,250	$-
President and Chief Operating Officer due to Green Core Consulting Ltd.	450,003	300,000
Chief Executive Officer due to Rodhan Consulting & Management Services	450,000	300,000
Due to Varo Corp Capital Partners Inc.	295,000	240,000
Director due to JSB Investments Inc.	87,500	-
Chief Financial Officer due to Kara Norman	163,158	85,125
Share-based payment	4,072,365	1,402,448
	$5,599,276	$2,327,573

As at June 30, 2021 there is $404,296 (June 30, 2020: $200,809) in accounts payable and accrued liabilities owing to officers of the Company.

Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

Outstanding Share Data

The authorized capital of Standard Lithium consists of an unlimited number of common shares and preferred shares without par value.

As of the date of this MD&A, there were 145,562,493 common shares issued and outstanding, 13,505,275 stock options and 5,863,089 warrants outstanding. Of the warrants outstanding, 1,422,350 are exercisable to acquire one common share at $1.30 expiring March 21, 2022, 1,315,114 are exercisable to acquire one common share at $1.00 expiring on February 20, 2022 and 3,125,625 are exercisable to acquire one common share at $1.20 expiring on June 10, 2024. The 1,315,114 warrants issued on February 20, 2020 are subject to acceleration under certain circumstances.

Details of options outstanding and exercisable at the date of this report are as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$
1.05	1,215,275	0.36	1.05	1,215,275	1.05
0.96	2,340,000	0.65	0.96	2,340,000	0.96
2.10	500,000	1.34	2.10	500,000	2.10
1.40	1,900,000	1.87	1.40	1,900,000	1.40
1.00	500,000	0.44	1.00	500,000	1.00
0.75	150,000	1.99	0.75	150,000	0.75
0.76	4,450,000	1.38	0.76	4,450,000	0.76
0.75	550,000	1.53	0.75	600,000	0.75
0.81	100,000	1.56	0.81	75,000	0.81
3.39	1,200,000	4.25	3.39	1,200,000	3.39
3.43	400,000	2.48	3.43	300,000	3.43
6.08	200,000	4.75	6.08	200,000	6.08
	13,505,275	1.88	1.36	13,405,275	1.37

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Financial Instruments and Risk Management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

Financial Instruments and Risk Management - continued

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the year ended June 30, 2021 and the year ended June 30, 2020.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

June 30, 2021	Level 1	Level 2	Level 3	Total

Cash	$27,988,471	$-	$-	$27,988,471

June 30, 2020	Level 1	Level 2	Level 3	Total

Cash	$4,141,494	$-	$-	$4,141,494

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk

The Company does not have any financial instrument which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any other financial instruments which are subject to credit risk.

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STANDARD LITHIUM LTD Management’s Discussion and Analysis For the Year Ended June 30, 2021

Financial Instruments and Risk Management - continued

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. As at June 30, 2021, the Company has a working capital surplus of $25,969,236. The Company is actively engaged in raising additional capital to meet financial obligations.

(iv)	Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	June 30, 2021 $	June 30, 2020 $
Cash	736,623	574,506
Accounts payable	(1,520,823)	(6,426,587)
Convertible loan	-	(4,955,500)

At June 30, 2021, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.2394. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $78,000 (2020: $700,000) in the Company’s comprehensive loss for the year to date.

4. Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the lithium exploration and development industry.

Readers are advised to study and consider risk factors disclosed in the Company’s Annual Information Form for the fiscal year ended June 30, 2021 and available under the Company’s profile on SEDAR at www.sedar.com.

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